Exhibit 99.1

HALF-YEAR FINANCIAL REPORT

30 JUNE 2019

I.	CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE HALF-YEAR FINANCIAL REPORT

“I hereby certify that, to my knowledge, the condensed financial statements for the six-month period ended June 30, 2019 were prepared in accordance with applicable accounting principles and give a fair view of assets, financial position and results of the Company and all companies included in the scope of consolidation, and the half-year business report attached provides an accurate picture of the significant events during the first six months of the financial year, of their impact on the half-year financial statements, of the major transactions with related parties as well as a description of the main risks and uncertainties for the remaining six months of the financial year.”

Lyon, September 17, 2019

Gil BEYEN

Chief Executive Officer

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II.	BUSINESS REPORT

2.1	MAJOR EVENTS OF THE PERIOD

May 2019:

•

Acceptance by the U.S. Food and Drug Administration (FDA) of the Company’s Investigational New Drug (IND) application for eryaspase, consisting of the enzyme L-asparaginase encapsulated inside donor derived red blood cells. The acceptance of the IND will enable ERYTECH to initiate enrollment at U.S. clinical trial sites for its ongoing pivotal Phase 3 TRYbeCA1 trial evaluating eryaspase in second-line pancreatic cancer.

June 2019:

•

Opening of a new U.S.-based GMP manufacturing facility in Princeton, New Jersey, United States. The facility will support production capacity needs for eryaspase, the Company’s lead product candidate, for patients in the United States. The Princeton facility is targeted to begin manufacturing eryaspase in the fourth quarter of 2019 to ensure supply for U.S. participants in the TRYbeCA1 trial.

•

The Company signed an agreement with SQZ Biotechnologies (SQZ), a cell therapy company developing novel treatments in multiple therapeutic areas, to collaborate on the advancement of novel red blood cell-based therapeutics for immune modulation. The Company is eligible to receive up to $57 million in combined upfront and potential development, regulatory and commercial milestone payments for the first product successfully developed by SQZ under this agreement. The Company will also be eligible to receive sales royalties.

•

Enrollment of first patient in the Phase 2 clinical trial, named TRYbeCA2, evaluating the Company’s lead product candidate, eryaspase, for the treatment of first line triple negative breast cancer (TNBC).

•

Dr. Jean-Paul Kress was appointed as Chairman of the Board of Directors by the Board of Directors following his appointment as board member at the Company’s Annual General Meeting of Shareholders held on June 21, 2019. Dr. Kress has over 25 years’ experience as a senior executive in international biotechnology and pharmaceutical groups.

2.2	ACTIVITIES AND RESULTS OF THE GROUP

2.2.1	CLINICAL STUDIES - ERYASPASE (GRASPA®)

The Company’s lead product candidate, eryaspase, is currently being evaluated in three clinical trials: one in pancreatic cancer, one in triple-negative breast cancer (TNBC) and one in acute lymphoblastic leukemia (ALL).

After obtaining positive results in a Phase 2b clinical trial in second line metastatic pancreatic cancer in 2017, TRYbeCA1, a Phase 3 clinical trial, was designed and launched to evaluate eryaspase in combination with standard chemotherapy compared to chemotherapy alone, in approximately 500 patients with second line metastatic pancreatic cancer in the United States and Europe. The primary endpoint of the trial is overall survival (OS). The TRYbeCA1 trial has received clinical trial approvals in eleven participating countries in Europe and is enrolling patients, first in Spain in September 2018 and in several of other countries. As mentioned as a “Major Event of the Period,” the FDA has accepted ERYTECH’s IND application for eryaspase in May 2019.

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The acceptance of the IND will enable ERYTECH to initiate enrollment at U.S. clinical sites for the ongoing TRYbeCA1 trial and the Company expects to begin patient enrollment in the United States in the fourth quarter of 2019.

The Company selected triple negative breast cancer (TNBC) as the next target indication for broadening scope of the eryaspase product development in solid tumors. The Company launched a Phase 2/3 clinical trial in first-line metastatic TNBC, referred to as the TRYbeCA2 trial, is evaluating eryaspase in combination with chemotherapy, compared to chemotherapy alone in approximately 64 patients. . The primary endpoint of the trial is objective response rate.

Finally, in acute lymphoblastic leukemia (ALL), a Phase 2 clinical trial initiated in 2017 by investigators of the Nordic Society of Pediatric Haematology and Oncology (NOPHO). The trial is still ongoing in the Nordic countries of Europe, and evaluates eryaspase in ALL patients who experience hypersensitivity reactions or silent inactivation to PEG-asparaginase. This trial is expected to continue into 2020.

2.2.2	RESEARCH AND DEVELOPMENT

Alongside the development of eryaspase (GRASPA®), ERYTECH has conducted extensive research regarding its proprietary ERYCAPS® platform and to identify additional therapeutic enzymes that could induce tumor starvation by targeting tumor metabolism, and whose encapsulation in red blood cells would be relevant. The Company is developing a second drug candidate, erymethionase, which consists of the encapsulation of methionine-g-lyase (MGL) in red blood cells. Subject to ongoing preclinical toxicity studies and other feasibility assessments, the Company may launch the clinical development of erymethionase.

To complement its technology platform, the Company has developed at preclinical stage the ERYMMUNE project, which aims at treating cancers by using the ERYCAPS® platform to induce an immuno-modulation response, and the ERYZYME project that aims at using the ERYCAPS® platform to treat rare and chronic metabolic diseases.

Both ERYZYME and ERYMMUNE projects have been developed and incubated preclinically in view of exploring various value creation options, including partnerships. As part of this strategy, ERYTECH entered into an agreement with SQZ Biotechnologies, which aims to advance novel red blood cell-based therapeutics for immune modulation.

2.2.3	OTHER ONGOING PROJECTS

To meet the demand for eryaspase in current and future clinical studies and to ensure the supply of eryaspase for the initial marketing phase in the event of regulatory approval, the Company is in the process of building a new U.S. manufacturing facility in Princeton, New Jersey, United States and increasing its production capacity at its Lyon site in France. ERYTECH expects these two capacity extensions to be operational for the production of clinical batches in 2019.

2.2.4	INTELLECTUAL PROPERTY

As of June 30, 2019, the Company owned 15 patent families with more than 250 issued patents globally.

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2.2.5	RESULTS

Operating income

To date, the Company has not generated any revenue from the sale of its products.

(amounts in €‘000)	06/30/2018	06/30/2019
Research Tax Credit	2,247	2,016
Revenues from licenses or other contracts	18	950

Total	2,265	2,965

Revenues from licenses or other contracts consisted of:

•	Revenues linked to the upfront payment of €880 thousand ($1 million) provided by the license agreement entered into with SQZ Biotechnologies in June 2019 (see section 2.1).

•	Revenues linked to the part of the NOPHO study financed by Orphan Europe for €70 thousand during the first half of 2019 (€18 thousand during the first half of 2018).

Operating expenses

The research and development expenses are broken down as follows:

(amounts in €‘000)	06/30/2018	06/30/2019
ERYASPASE (GRASPA)	6,771	10,203
ERYMETHIONASE / ERYMINASE	1,248	1,387
ERYMMUNE	238	203
ERYZYME	150	—

Total direct research and development expenses	8,407	11,793

Consumables	354	1,078
Rental and maintenance	421	328
Services, subcontracting and consulting fees	1,890	1,938
Personnel expenses	5,525	7,280
Depreciation and amortization expense	105	277
Other	49	24

Total indirect research and development expenses	8,345	10,925

Total research and development expenses	16,752	22,718

The increase in research and development expenses is mainly due to:

•	An increase in costs related to eryaspase due to the launch of TRYbeCA1, the Phase 3 clinical trial of eryaspase for second-line metastatic pancreatic cancer in September 2018.

•

An increase in research and development personnel expenses of €1,755 thousand, mainly related to the increased headcount of the research and development workforce, especially in pharmaceutical operations and manufacturing departments. This increase is mainly linked to the launch of TRYbeCA1 trial in September 2018. The weighted average full-time employees allocated to research and development was 142 during the first half of 2019 and 87 during the first half of 2018.

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The general and administrative expenses are broken down as follows:

(amounts in €‘000)	06/30/2018	06/30/2019
Consumables	70	303
Rental and maintenance	437	743
Services, subcontracting and consulting fees	2,753	4,947
Personnel expenses	3,083	3,333
Depreciation and amortization expense	340	855
Other	710	312

Total general and administrative expenses	7,393	10,493

The increase in general and administrative expenses is mainly due to a €2,194 thousand increase in services and subcontracting, primarily related to to costs related to the establishment of the Princeton manufacturing facility.

Financial income (loss)

(amounts in €‘000)	06/30/2018	06/30/2019
Financial income	2,966	1,265
Financial expenses	(42)	(305)

Financial income (loss)	2,924	960

The financial income (loss) is mainly comprised of:

•	A foreign currency gain of €596 thousand generated by the conversion into euros of the Company’s U.S. dollar bank account during the first half of 2019 (€2,431 thousand during the first half of 2018).

•	A gain on investment currency transactions on swaps of €666 thousand during the first half of 2019 (€420 thousand during the first half of 2018).

•	Financial expenses related to lease liability as a result of IFRS16 in the amount of €158 thousand during the first half of 2019 (no corresponding charge during the first half of 2018).

Cash position

The Company’s cash and cash equivalents were €94.4 million as of June 30, 2019 compared to €134.4 million as of December 31, 2018, representing a cash utilization of €40 million during the first half of 2019. The cash was primarily used as part of:

•

The operating activities (€24 million) in connection with the ongoing clinical trials of eryaspase for the treatment of solid tumors, particularly the TRYbeCA1 Phase 3 clinical trial for the treatment of pancreatic cancer; and

•	The investing activities (€18 million), mainly linked to the building of a new manufacturing facility in the United States (Princeton, New Jersey).

2.3	PROGRESS AND OUTLOOK

In the second half of 2019, ERYTECH will mainly focus on the execution of its clinical development strategy with:

•

the continuation of the European arm of the TRYbeCA1 Phase 3 clinical trial in second line metastatic pancreatic cancer, and the active launch of the U.S. arm of the trial with patients receiving clinical supply manufactured from its new production facility in Princeton, NJ.;

•	the ramp-up phase of the TRYbeCA2 Phase 2 clinical trial in first line TNBC in Europe.

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2.4	EVENTS AFTER THE CLOSE OF THE REPORTING PERIOD

No significant event occurred after the close of the reporting period.

2.5	TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are consistent with those set out in Items 6.B “Compensation” and 7.B “Related party transactions” of the Annual Report on Form 20- F filed with the United States Securities and Exchange Commission (“SEC”) on March 29, 2019. Note that:

•	Mr. Eric Soyer is also Deputy General Manager of the Company since January 6, 2019. No compensation is paid in relation to this mandate.

•	Since April 1, 2019, the compensation of Mr. Gil Beyen is paid by:

•

Erytech S.A. (for approximately 30% of his total compensation) for his mandate of Chief Executive Officer and Chairman of the Board, and then his mandate solely as Chief Executive Officer since June 21, 2019; and by

•	Erytech Inc. (for approximately 70% of his total compensation) for his mandate of President.

The remuneration of directors and other members of the executive committee is disclosed in the section 5.16 of the half-year financial report.

2.6	RISK FACTORS

The risks and uncertainties likely to have a significant impact on the Company’s financial situation and results are consistent with those set out in Item 3.D “Risk factors” of the Annual Report on Form 20- F filed with the SEC on March 29, 2019.

The Company does not anticipate any changes in these risk factors during the second half of 2019.

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III. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019

CONSOLIDATED STATEMENT OF INCOME (LOSS)

		Six months ended June 30,
(Amounts in thousands of euros, except loss per share)	Notes	2018	2019
		€	€
Revenues
Other income	4.1	2,265	2,965

Operating income		2,265	2,965

Research and development	4.2 , 4.3	(16,752)	(22,718)
General and administrative	4.2 , 4.3	(7,393)	(10,493)

Operating expenses		(24,145)	(33,210)

Operating loss		(21,880)	(30,245)

Financial income	4.5	2,966	1,265
Financial expenses	4.5	(42)	(305)

Financial income (loss)		2,924	960

Income tax		(14)	(1)

Net loss		(18,970)	(29,286)

Basic / Diluted loss per share (€/share)	4.6	(1.06)	(1.63)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Six months ended June 30,
(Amounts in thousands of euros)	2018	2019
	€	€
Net loss	(18,970)	(29,286)

Elements that may be reclassified subsequently to income (loss)
Currency translation adjustment	14	(30)

Elements that may not be reclassified subsequently to income (loss)
Remeasurement of defined benefits liabilities	(46)	(66)
Tax effect	16	—

Other comprehensive income (loss)	(17)	(96)

Total comprehensive income (loss)	(18,987)	(29,382)

The Company applied IFRS 16 standard for the first time as of January 1, 2019, using the modified retrospective approach. Under this approach, the comparative information is not restated.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of
(Amounts in thousands of euros)	Notes	December 31, 2018	June 30, 2019
		€	€
ASSETS
Non-current assets
Intangible assets	5.1	1,613	1,634
Property, plant and equipment	5.2	15,274	26,090
Right of use	5.3	—	6,634
Other non-current financial assets	5.4	1,046	892

Total non-current assets		17,933	35,250

Current assets
Other current financial assets	5.4	—	78
Inventories	5.5	1,396	207
Trade and other receivables	5.6	30	917
Other current assets	5.7	14,111	14,651
Cash and cash equivalents	5.8	134,371	94,452

Total current assets		149,907	110,305

TOTAL ASSETS		167,840	145,555

		As of
(Amounts in thousands of euros)	Notes	December 31, 2018	June 30, 2019
		€	€
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital		1,794	1,794
Premiums related to share capital		281,745	281,685
Reserves		(99,524)	(137,245)
Translation reserve		(188)	77
Net loss for the period		(38,224)	(29,286)

Total shareholders’ equity	5.9	145,602	117,025

Non-current liabilities
Provisions - non-current portion	5.10	347	473
Financial liabilities – non-current portion	5.11	1,243	1,302
Lease liabilities - non-current portion	5.12	—	8,095

Total Non-current liabilities		1,590	9,870

Current liabilities
Provisions - current portion	5.10	—	50
Financial liabilities – current portion	5.11	776	431
Lease liabilities - current portion	5.12	—	773
Trade and other payables	5.13	16,655	11,492
Other current liabilities	5.14	3,217	5,914

Total current liabilities		20,648	18,660

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		167,840	145,555

The Company applied IFRS 16 standard for the first time as of January 1, 2019, using the modified retrospective approach. Under this approach, the comparative information is not restated.

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CONSOLIDATED STATEMENT OF CASH FLOW

		Six months ended June 30,
(Amounts in thousands of euros)	Notes	2018	2019
		€	€
Cash flows from operating activities
Net loss		(18,970)	(29,286)
Reconciliation of net loss and the cash used for operating activities
Gain or loss en exchange (calculated)		(2,413)	(596)
Amortization and depreciation	4.4	458	1,095
Provision	4.4, 5,9	62	110
Expenses related to share-based payments	4.3	1,380	749
Interest expense	4.5	5	279
Income tax expense		14	1
Change in trade and payables in foreign currency		14	20

Operating cash flow before change in working capital		(19,449)	(27,628)

(Increase) decrease in inventories	5.5	(82)	1,189
(Increase) decrease in trade and other receivables	5.6	76	(887)
(Increase) decrease in other current assets	5.7	(5,447)	(484)
Increase (decrease) in trade and other payables	5.13	4,290	3,720
Increase (decrease) in other current liabilities	5.14	524	272

Change in working capital		(639)	3,810

Net cash flow used in operating activities		(20,088)	(23,818)

Cash flows from investing activities
Acquisition of property, plant and equipment		—	(17,648)
Acquisitions of intangible assets	5.1	(1,402)	(2)
Acquisitions of non-current & current financial assets	5.4	(618)	—
Disposal of non-current & current financial assets	5.4	—	80

Net cash flow used in investing activities		(2,020)	(17,570)

Cash flows from financing activities
Repayment of borrowings	5.11	(418)	(368)
Allowance received from a lessor	5.12	—	1,848
Repayment of lease debt (IFRS 16)	5.12	—	(519)
Interests paid		—	(119)

Net cash flow from (used in) financing activities		(418)	842

Exchange rate effect on cash in foreign currency		2,431	627

Increase / Decrease in cash and cash equivalents		(20,095)	(39,919)

Net cash and cash equivalents at the beginning of the period	5.8	185,514	134,371
Net cash and cash equivalents at the closing of the period	5.8	165,421	94,452

Supplemental disclosure of cash flows information
Cash paid for interest		38	119
Cash paid for income tax		—	—

The Company applied IFRS 16 standard for the first time as of January 1, 2019, using the modified retrospective approach. Under this approach, the comparative information is not restated.

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CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands of euros, except number of shares)	Share capital	Premiums related to the share capital	Reserves	Translation reserve	Net (income) loss	Total shareholders’ equity
At December 31, 2017	1,794	281,745	(68,386)	(203)	(33,530)	181,419

Net loss for the period					(18,970)	(18,970)
Other comprehensive income			(30)	14		(16)

Total comprehensive income (loss)			(30)	14	(18,970)	(18,987)
Allocation of prior period loss			(33,530)		33,530	—
Share-based payment			1,380			1,380

At June 30, 2018	1,794	281,745	(100,567)	(190)	(18,970)	163,812

At December 31, 2018	1,794	281,745	(99,524)	(188)	(38,224)	145,602

Net loss for the period					(29,286)	(29,286)
Other comprehensive income			(66)	(30)		(96)

Total comprehensive income (loss)	—	—	(66)	(30)	(29,286)	(29,382)
Allocation of prior period loss			(38,224)		38,224	—
Issue of warrants		56				56
Share-based payment			749			749
Reclassification	0	(115)	(180)	295		0

At June 30, 2019	1,794	281,685	(137,245)	77	(29,286)	117,025

The Company applied IFRS 16 standard for the first time as of January 1, 2019, using the modified retrospective approach. Under this approach, the comparative information is not restated.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The notes are an integral part of the accompanying condensed consolidated financial statements. The condensed consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on September 16, 2019.

1. DESCRIPTION OF THE BUSINESS

ERYTECH Pharma S.A. (“ERYTECH,” and together with its subsidiary the “Company”) is incorporated in Lyon, France, and was founded in 2004 to develop and market innovative red blood cell-based therapeutics for cancer and orphan diseases. The Company’s most advanced product candidates are being developed for the treatment of pancreatic cancer.

The Company completed its initial public offering on Euronext Paris in May 2013, raising €17.7 million and a follow-on offering of €30.0 million (on a gross basis before deducting offering expenses), in October 2014. The initial public offering triggered the conversion of the totality of the convertible bonds previously issued. Two private placements of respectively 940,000 ordinary and 793,877 ordinary shares for €25.4 million and €9.9 million (on a gross basis before deducting offering expenses) were completed in December 2015 and 2016 with institutional investors in the United States and in Europe. In April 2017, the Company completed a follow-on offering of €70.5 million (on a gross basis before deducting offering expenses). The Company completed an initial public offering on the Nasdaq Global Select Market raising €124 million ($144 million on a gross basis before deducting offering expenses).

The Company has incurred losses and negative cash flows from operations since its inception and had shareholders’ equity of €117,025 thousand as of June 30, 2019 as a result of several financing rounds, including an initial public offering. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates.

The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its research and development; (ii) regulatory approval and market acceptance of the Company’s proposed future products; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new debt or equity instruments.

The accompanying condensed consolidated financial statements and related notes (the “Condensed Consolidated Financial Statements”) present the operations of ERYTECH Pharma S.A. and its subsidiary, ERYTECH Pharma, Inc.

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Major events of the first half of 2019

Business

May 2019:

•

Acceptance by the U.S. Food and Drug Administration (FDA) of the Company’s Investigational New Drug (IND) application for eryaspase, consisting of the enzyme L-asparaginase encapsulated inside donor derived red blood cells. The acceptance of the IND will enable ERYTECH to initiate enrollment at U.S. clinical trial sites for its ongoing pivotal Phase 3 TRYbeCA1 trial evaluating eryaspase in second-line pancreatic cancer.

June 2019:

•

Opening of the a U.S.-based GMP manufacturing facility in Princeton, New Jersey, United States. The facility will support production capacity needs for eryaspase, the Company’s lead product candidate, for patients in the United States. The Princeton facility is targeted to begin manufacturing eryaspase in the fourth quarter of 2019 to ensure supply for U.S. participants in the TRYbeCA1 trial.

•

The Company signed an agreement with SQZ Biotechnologies (SQZ), a cell therapy company developing novel treatments in multiple therapeutic areas, to collaborate on the advancement of novel red blood cell-based therapeutics for immune modulation. The Company is eligible to receive up to $57 million in combined upfront and potential development, regulatory and commercial milestone payments for the first product successfully developed by SQZ under this agreement. The Company will also be eligible to receive sales royalties.

•

Enrollment of first patient in the Phase 2 clinical trial, named TRYbeCA2, evaluating the Company’s lead product candidate, eryaspase, for the treatment of first line triple negative breast cancer (TNBC).

Management

January 2019:

•	Grant of 36,150 free shares and 38,025 stock-options to employees.

•	Eric Soyer is appointed as Deputy General Manager of the Company.

April 2019:

•

Grant of 94,200 free shares (of which 36,000 to executives and 58,200 to employees), 76,905 stock-options (of which 44,200 to executives and 32,705 to employees) and 25,998 warrants to members of the board of directors.

June 2019:

•

Dr. Jean-Paul Kress was appointed as Chairman of the Board of Directors by the Board of Directors following his appointment as board member at the Company’s Annual General Meeting of Shareholders held on June 21, 2019. Dr. Kress has over 25 years’ experience as a senior executive in international biotechnology and pharmaceutical groups.

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2. STATEMENT OF COMPLIANCE

The Condensed Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company September 16, 2019.

Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Condensed Consolidated Financial Statements of the Company are also prepared in accordance with IFRS, as adopted by the European Union (EU).

As of June 30, 2019, all IFRS that the IASB had published and that are mandatory are the same as those adopted by the EU and mandatory in the EU. As a result, the Condensed Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.

The Condensed Consolidated Financial Statements as of June 30, 2019 have been prepared in accordance with the standard IAS 34, “Interim financial reporting.” As condensed financial statements, they do not include all information that would be required by the full IFRS standards. They must be read in conjunction with the consolidated financial statements for the year ended December 31, 2018.

Except for the standards applicable as of January 1, 2019 described below, the standards applied in the preparation of the Condensed Consolidated Financial Statements are the same as those applied to prepare the financial statements as of December 31, 2018.

The Company adopted the following standards, amendments and interpretations that are mandatory as of January 1, 2019:

•	IFRS 16 – Leases;

•	IFRIC 23 – Uncertainty over income tax treatments;

•	Amendments to IFRS 9 – Prepayment features with negative compensation;

•	Amendments to IAS 28 – Long term Interests in Associates and Joint Ventures;

•	Amendments to IAS 19 – Plan Amendment, Curtailment or Settlement;

•	Annual Improvements to IFRS Standards 2015-2017 Cycle.

These new texts did not have any significant impact on the Company’s results or financial position with the exception of IFRS 16 (refer to note 3.4).The standards and interpretations that are optionally applicable to the Company as of June 30, 2019 were not applied in advance.

Recently issued accounting pronouncements that may be relevant to the Company’s operations but have not yet been adopted are as follows:

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	Amendments to IFRS 3 – Business Combinations

•	Amendments to IAS 1 and IAS 8: Definition of Material

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3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Scope of consolidation

Details of the Company’s subsidiary as of June 30, 2019 are as follows:

	Date of incorporation	Percent of ownership interest	Accounting method
ERYTECH Pharma, Inc. Registered office: Cambridge, Massachusetts – United-States	April 2014	100%	Fully consolidated

3.2 Foreign currencies

Functional Currency and Translation of Financial Statements into Presentation Currency

The Condensed Consolidated Financial Statements are presented in euros, which is also the functional currency of the parent company, ERYTECH Pharma S.A.

The exchange rates used for the preparation for the translation of the financial statements of ERYTECH PHARMA, Inc. are as follows:

Exchange rate (USD per EUR)	June 30, 2018	December 31, 2018	June 30, 2019
Weighted average rate	1.2108	1.1815	1.1298
Closing rate	1.1658	1.1450	1.1380

3.3 Use of estimates and judgments

Preparation of the Condensed Consolidated Financial Statements in accordance with the rules prescribed by the IFRS requires the use of estimates and the formulation of assumptions having an impact on the financial statements. These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The main estimates are described in the annual consolidated financial statements, except new significant judgments linked to the accounting treatment of the leases in accordance with IFRS 16, as described in note 3.4.

3.4 Change in accounting policies

The Company applied IFRS 16 – Leases for the first time as of January 1, 2019.

IFRS 16 eliminates the distinction between operating leases and finance leases and requires all leases to be recognized on the lessee’s balance sheet, in the form of an asset (representing the right to use the rented asset during the duration of the contract – see note 5.3) and of a liability (corresponding to the future lease payments – see note 5.12). The standard also impacts the presentation of the income statement (allocation of expense between operating loss and financial charges) and the cash flow statement (allocation of cash outflows between cash flow from operating activities and cash flow from financing activities).

The Company has applied the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the transition date, i.e. January 1, 2019. Consequently, the comparative information disclosed for 2018 were not restated. There are disclosed as previously in accordance with IAS 17 standard and its interpretations. The consequence of this change in accounting policies are disclosed in detail below.

Definition of a lease

Until the current period, the Company determined at the signing of the contract whether an agreement constituted or included a lease in accordance with the provisions of IFRIC 4, “Determining Whether an Arrangement Contains a Lease.” As a lessee, the Company previously classified lease agreements as operating or finance leases by assessing whether the contract transferred substantially all the risks and benefits inherent in the ownership in accordance with IAS 17.

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The Company now assesses whether a contract is or contains a lease in accordance with IFRS 16, i.e. whether it grants the right to control the use of an identified asset for a certain period in exchange for consideration.

At the transition date, the Company chose to apply the simplification measure of keeping past analyses for the identification of leases and applying IFRS 16 only to contracts previously classified as leases.

Significant accounting policies

In accordance with IFRS 16, the right of use and the lease liability are recognized on the lessee’s balance sheet when the asset linked to the lease agreement become available:

•	The right of use asset is measured at cost and comprises:

•	the amount of the initial measurement of the lease liability,

•	lease incentives, payments at or prior to commencement date,

•	incremental costs which would not have been incurred if the contract had not been concluded.

•	The lease liability is recognized for an amount equal to the present value of the lease payments over the lease term.

The right of use is subsequently measured at cost less depreciation and any accumulated impairment loss. The amount can be adjusted based on certain revaluations of the lease liability.

The lease liability is then increased by the interest expense and decreased by the rents paid.

The lease liability may be remeasured in the following situations:

•	Modification related to the assessment of the exercise of an option to purchase or the extension or the non-exercise of a termination option (which become reasonably certain);

•	Rent adjustments based on rates and indices provided in the contracts.

The duration corresponds to the firm period of the commitment and takes into account the optional periods that are reasonably certain to be exercised.

The Company has used its judgment in determining the term of the lease agreements providing for an extension option. The fact that the Company has determined that it is reasonably certain to exercise such options affects the lease term and has a significant impact on the amount of the right of use and the lease liability.

Transition information

At the transition date, the lease liability linked to contracts classified as operating leases in accordance with IAS 17 (mainly real estate) was measured at the value of the remaining lease payments discounted at the marginal borrowing rate as of January 1, 2019. The right of use is measured at an amount equal to the lease liability, corrected with lease payments prior to the commencement date or remaining due in the statement of financial position.

For contracts previously classified as finance leases, the value of the right of use and the lease liability as of January 1, 2019 were determined as those of the underlying asset and the lease debt that were calculated in accordance with IAS 17.

The Company has applied simplification measures set out in IFRS 16 regarding:

•	Contracts with a lease term of 12 months or less at the transition date. These contracts have resulted in an expense of approximately €160 thousand during the first half of 2019.

•	Contracts for low value assets. These contracts have resulted in an expense of approximately €20 thousand during the first half of 2019.

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As part of the transition to IFRS 16 as of January 1, 2019, the Company recognized in liabilities a lease liability of €7,734 thousand (refer to note 5.12) and in assets a right of use of €7,443 thousand (refer to note 5.3) taking into account a liability of €291 thousand recognized in the statement of financial position as of December 31, 2018.

The discount rates applied for contracts previously classified as operating leases are based on the Company’s marginal borrowing rate, to which is added a spread which takes into account the total duration of the contract. The average marginal borrowing rate selected as of January 1, 2019 is 1.4% in France and 3.8% in the United States.

The gap between the off-balance sheet commitments disclosed in note 8 of the Consolidated financial statements as of December 31, 2018 and the lease liability recognized as of January 1, 2019 in accordance with IFRS 16 (see note 5.12) can be explained as follows:

(amounts in €‘000)
Operating lease commitment as lessee (December 31, 2018)	8,268

Unrecognized contracts in accordance with IFRS 16 exemptions	(142)
Differences in the durations used linked to termination and extension options that are reasonably certain to be exercized	5,798
Leases signed in 2018 for an asset available after January 1, 2019	(2,593)
Other (including the improvement allowance (Princeton lease))	(2,045)

Estimated non-discounted lease liability under IFRS 16 as of January 1, 2019	9,285

Discount effect	(1,551)

Estimated discounted lease liability under IFRS 16 as of January 1, 2019	7,734

Impact on the half-year financial statements

In accordance with IFRS 16, the Company recognized as of June 30, 2019:

•	A right of use (net value) of €6,634 thousand;

•	A lease liability of €8,868 thousand;

•	A depreciation expense of €584 thousand;

•	A financial expense of €158 thousand.

3.5 Presentation of the statement of income (loss)

The Company presents its statement of income (loss) by function. As of today, the main activity of the Company is research and development. Consequently, only research and development expenses and general administrative expenses functions are considered to be representative. This distinction reflects the analytical assignment of the personnel, external expenses and depreciation and amortization. The detail of the expenses by nature is disclosed in note 4.2.

3.6 Presentation of the statement of cash flow

For the financial year ended December 31, 2018, the line “acquisition of property, plant and equipment “ in the consolidated statement of cash flow included an amount of fixed assets payables not yet paid of €8,587 thousand, which should not have been included in this line.

The net cash flows used in 2018 should have been as follows:

•	€6,450 thousand instead of €15,037 thousand presented for investing activities;

•	€47,857 thousand instead of €39,270 thousand presented for operating activities.

From January 1, 2018 to June 30, 2019, the cumulative amount of cash flows used in the acquisition of property, plant and equipment amounted to €23.3 million and related mainly to the increase of the production capacity of the Company’s manufacturing facilities in Lyon and Princeton.

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3.7 Segment reporting

In accordance with IFRS 8, “Operating Segments,” reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Chief Executive Officer) to allocate resources and to assess performance.

The Company operates in a single operating segment: the conducting of research and development of innovative red blood cell-based therapeutics for cancer and orphan diseases in order to market them in the future.

3.8 Events after the close of the reporting period

No significant event occurred after the close of the reporting period.

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4. NOTES RELATED TO THE CONSOLIDATED STATEMENT OF INCOME (LOSS)

4.1 Operating income

The Company does not generate any revenue from the sale of its products considering its stage of development.

(amounts in €‘000)	06/30/2018	06/30/2019
Research Tax Credit	2,247	2,016
Other income	18	950

Total	2,265	2,965

Revenues from licenses or other contracts

Revenues from licenses or other contracts comprised:

•

Revenues linked to the upfront payment of €880 thousand ($1 million) provided by the license agreement entered into with SQZ Biotechnologies in June 2019 (refer to notes 1 and 6). In accordance with IFRS 15, this agreement grants to SQZ Biotechnologies a right to use the underlying intellectual property (“static license”). Consequently, the income is recognized when SQZ Biotechnologies can begin to use the licensed intellectual property.

•	Revenues linked to the part of the NOPHO study financed by Orphan Europe of €70 thousand during the first half of 2019 (€18 thousand during the first half of 2018).

4.2 Operating expenses by nature

4.2.1 Research and development expenses

For the six months ended June 30, 2018 (amounts in €‘000)	R&D	Clinical studies	Total
Consumables	446	256	702
Rental and maintenance	160	263	423
Services, subcontracting and fees	2,502	7,424	9,926
Personnel expenses	1,546	3,979	5,525
Depreciation, amortization & provision	30	88	118
Other	21	37	58

Total	4,705	12,047	16,752

For the six months ended June 30, 2019 (amounts in €‘000)	R&D	Clinical studies	Total
Consumables	786	3,368	4,154
Rental and maintenance	107	222	329
Services, subcontracting and fees	1,610	9,002	10,611
Personnel expenses	1,623	5,657	7,280
Depreciation, amortization & provision	62	228	290
Other	30	24	54

Total	4,218	18,500	22,718

The increase in research and development expenses is mainly due to:

•

The increase in consumables in the amount of €3,452 thousand and the increase in external services in the amount of €685 thousand, mainly linked to the ongoing clinical trials of eryaspase for the treatment of solid tumors, particularly related to the commencement of the Phase 3 clinical trial for the treatment of pancreatic cancer in September 2018;

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•	The increase in research and development personnel expenses of €1,755 thousand (see note 4.3.1).

4.2.2 General and administrative expenses

General and administrative expenses (amounts in €‘000)	06/30/2018	06/30/2019
Consumables	70	303
Rental and maintenance	437	743
Services, subcontracting and fees	2,753	4,947
Personnel expenses	3,083	3,333
Depreciation and amortization	340	855
Other	710	312

Total	7,393	10,493

The increase in general and administrative expenses is mainly due to a €2,194 thousand increase in services and subcontracting, primarily related to costs related to the establishment of the Princeton manufacturing facility.

4.3 Personnel expenses

4.3.1 Research and development expenses

Research and development expenses For the six months ended June 30, 2018 (amounts in €‘000)	R&D	Clinical studies	Total
Wages and salaries	970	2,686	3,655
Share-based payments (employees and executives)	192	452	644
Social security expenses	384	842	1,226

Total personnel expenses	1,546	3,979	5,525

Research and development expenses For the six months ended June 30, 2019 (amounts in €‘000)	R&D	Clinical studies	Total
Wages and salaries	1,077	4,139	5,216
Share-based payments (employees and executives)	116	257	374
Social security expenses	430	1,260	1,690

Total personnel expenses	1,623	5,657	7,280

The increase in personnel expenses is mainly due to an increase in research and development employee headcount. The weighted average full-time employees (FTE) was 142 during the first half of 2019 and 87 during the first half of 2018.

4.3.2 General and administrative expenses

General and administrative expenses (amounts in €‘000)	06/30/2018	06/30/2019
Wages and salaries	1,725	2,332
Share-based payments (employees and executives)	474	262
Social security expenses	883	739

Total personnel expenses	3,083	3,333

The increase in personnel expenses is due to an increase in general and administrative employee headcount. The weighted average full-time employees (FTE) was 43 during the first half of 2019 and 34 during the first half of 2018.

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4.3.3 Share-based payments (IFRS 2)

Share subscription warrants (“BSA”) plan

The main assumptions used to determine the fair value of the plans granted during the first half of 2019 are:

Grant in April 2019
Number of warrants	25 998 BSA2018
Exercise price	€6.82
Price of the underlying share	€7.20
Expected dividends	0.00%
Volatility (1)	38.91%
T1 : 3 years
Expected term	T2 : 3,5 years
T3 : 4 years
Fair value of the plan (in thousand of euros) (2)	56

(1)	based on the historical volatility observed on the ERYP index on Euronext.
(2)	BSA granted in April 2019 were granted at fair value (€2.15). Therefore, no expense was recognized under IFRS 2.

Stock-options (“SO”) plan

The main assumptions used to determine the fair value of the plans granted during the first half of 2019 are:

	Grant in January 2019	Grant in April 2019
Number of options	38,025 SO2018	76,905 SO2018
Exercise price	€6.38	€7.20
Price of the underlying share	€6.38	€7.20
Expected dividends	0.00%	0.00%
Volatility (1)	41.88%	41.65%
	T1 : 6 years	T1 : 6 years
Expected term	T2 : 6,5 years	T2 : 6,5 years
Fair value of the plan (in thousand of euros)	97	217

(1)	based on the historical volatility observed on the ERYP index on Euronext.

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Free shares (“AGA”) plan

The main assumptions used to determine the fair value of the plans granted during the first half of 2019 are:

	Grant in January 2019	Grant in April 2019
Number of shares	36,150 AGA2018	94,200 AGA2018
Price of the underlying share	€6.38	€7.20
Expected dividends	0.00%	0.00%
Volatility (1)	38.22%	36.32%
Repo margin	5.00%	5.00%
Maturity	3 years	3 years
Performance criteria	(2)	(2)
Fair value of the plan (in thousand of euros)	102	269

(1)	based on the historical volatility observed on the ERYP index on Euronext.
(2)	performance criteria: progression of the quoted market share price between the grant date and the tranche acquisition date

•	ERYP2018: average price of the 40-quoted market share price days before the grant date (€6.54 for the plan granted in January 2019 and €7.52 for the plan granted in April 2019).

•	ERYPi : average price of the 40-quoted market share price days before the acquisition date,

•	Tri : (ERYPi / ERYP2018) – 1

o	If TRi <=0 % no shares granted are acquired

o	If Tri>100% all the shares granted are acquired

o	If 0%<TRi<100% shares granted are acquired following the TRi percentage

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Breakdown of expenses per half-year

Plan name	Amount in P&L in euros thousands as of June 30, 2018	of which employees	of which executives	of which directors
Grant in October 2016	129	60	68	—
Grant in January 2017	16	—	16	—
Grant in June 2017	340	156	184	—
Grant in October 2017	57	57	—	—
Grant in January 2018	262	147	114	—

TOTAL AGA	803	421	382	—

Grant in October 2016	41	—	—	41
Grant in January 2017	8	—	—	8
Grant in June 2017	126	—	—	126
Grant in January 2018	86	—	—	86

TOTAL BSA	262	—	—	262

Grant in October 2016	44	22	22	—
Grant in January 2017	3	3	—	—
Grant in June 2017	68	48	20	—
Grant in October 2017	46	46	—	—
Grant in January 2018	154	90	64	—

TOTAL SO	315	209	106	—

Total IFRS 2 expenses	1,380	629	489	262

Plan name	Amount in P&L in euros thousands as of June 30, 2019	of which employees	of which executives	of which directors
Grant in October 2016	33	9	24	—
Grant in January 2017	6	—	6	—
Grant in June 2017	117	42	75	—
Grant in October 2017	23	23	—	—
Grant in January 2018	155	66	89	—
Grant in January 2019	23	23	—	—
Grant in April 2019	28	17	11	—

TOTAL AGA	385	180	205	—

Grant in October 2016	16	—	—	16
Grant in January 2017	3	—	—	3
Grant in June 2017	51	—	—	51
Grant in January 2018	44	—	—	44
Grant in April 2019	—	—	—	—

TOTAL BSA	114	—	—	114

Grant in October 2016	8	2	6	—
Grant in January 2017	0	0	—	—
Grant in June 2017	56	36	20	—
Grant in October 2017	27	27	—	—
Grant in January 2018	129	62	67	—
Grant in September 2018	(11)	—	(11)	—
Grant in January 2019	21	21	—	—
Grant in April 2019	21	9	12	—

TOTAL SO	250	157	93	—

Total IFRS 2 expenses	749	337	298	114

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Summary of outstanding instruments

Number of outstanding warrants (BSA) and founder’s warrants (BSPCE) with a ratio of 1 option = 10 shares	Number of BSA and BSPCE	Weighted- average exercise price
Outstanding at December 31, 2018	40,804	€97.34

Exercisable at December 31, 2018	40,804	€97.34

Granted	—	€—
Forfeited	—	€—
Exercised	—	€—

Outstanding at June 30, 2019	40,804	€97.34

Exercisable at June 30, 2019	40,804	€97.34

Number of outstanding stock-options and warrants (BSA) with a ratio of 1 option = 1 share	Number of stock-options and BSA	Weighted- average exercise price
Outstanding at December 31, 2018	340,063	€19.87

Exercisable at December 31, 2018	88,999	€19.88

Granted	140,928	€6.91
Forfeited	(24,195)	€9.24
Exercised	—	€—

Outstanding at June 30, 2019	456,796	€16.25

Exercisable at June 30, 2019	129,066	€22.02

Number of oustanding free shares
Outstanding at December 31, 2018	342,020

Granted	130,350
Forfeited	(26,553)
Acquired	—

Outstanding at June 30, 2019	445,817

4.4 Depreciation, amortization and provisions

(amounts in €‘000)	06/30/2018	06/30/2019
Amortization of intangible assets	20	8
Depreciation of property, plant and equipment	438	503
Depreciation of the right of use	—	584

Total amortization and depreciation	458	1,095
Provision	—	50

Total amortization, depreciation & provisions	458	1,145

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4.5 Financial income (loss)

(amounts in €‘000)	06/30/2018	06/30/2019
Income from short term deposits	79	2
Other financial income	2,887	1,263

Financial income	2,966	1,265
Financial expenses on lease liability	(3)	(158)
Interest expense related to borrowings	(3)	(123)
Other financial expenses	(36)	(24)

Financial expenses	(42)	(305)

Financial income (loss)	2,924	960

Other income and expenses is mainly comprised of:

•	A foreign currency gain of €596 thousand generated by the conversion into euros of the Company’s U.S. dollar bank account during the first half of 2019 (€2,431 thousand during the first half of 2018).

•	A gain on investment currency transactions on swaps of €666 thousand during the first half of 2019 (€420 thousand during the first half of 2018).

•	Financial expenses related to lease liability as a result of IFRS16 in the amount of €158 thousand during the first half of 2019 (no corresponding charge during the first half of 2018).

4.6 Basic earnings per share and diluted earnings (loss) per share

	06/30/2018	06/30/2019
Net loss (in thousand of euros)	(18,970)	(29,286)
Weighted number of shares for the period	17,937,426	17,937,535

Basic loss per share (€/share)	(1.06)	(1.63)

Diluted loss per share (€/share)	(1.06)	(1.63)

(1)	after deduction of treasury shares (2,500 shares are held by the Company as treasury shares and recognized as a deduction of shareholders’ equity).

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5. NOTES RELATED TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

5.1 Intangible assets

(amounts in €‘000)	Other intangible assets	TOTAL
GROSS VALUE

As of December 31, 2018	1,833	1,833

Increase	2	2
Decrease	—	—
FX rate impact	(0)	(0)
Reclassification	28	28

As of June 30, 2019	1,863	1,863

ACCUMULATED AMORTIZATION

As of December 31, 2018	(220)	(220)

Increase	(9)	(9)
Decrease	—	—
FX rate impact	0	0

As of June 30, 2019	(229)	(229)

NET VALUE
As of December 31, 2018	1,613	1,613

As of June 30, 2019	1,634	1,634

5.2 Property, plant and equipment

(amounts in €‘000)	Assets under construction	Plant, equipment and tooling	General equipment, fixtures and fittings	Office equipment and computers	Advance payment	TOTAL
GROSS VALUE

As of December 31, 2018	13,559	2,584	2,007	824	—	18,974

Increase	8,251	129	2,741	227	35	11,383
Decrease	(0)	—	—	—	—	(0)
FX rate impact	96	(2)	(93)	(1)	—	0
Reclassification	(10,685)	(712)	10,210	67	—	(1,120)

As of June 30, 2019	11,221	2,000	14,865	1,117	35	29,237

ACCUMULATED DEPRECIATION

As of December 31, 2018	—	(1,824)	(1,471)	(405)	—	(3,700)

Increase	—	(156)	(269)	(77)	—	(502)
Decrease	—	—	—	—	—	—
FX rate impact	—	—	(0)	(1)	—	(1)
Reclassification	—	974	74	8	—	1,056

As of June 30, 2019	—	(1,006)	(1,666)	(475)	—	(3,147)

NET VALUE
As of December 31, 2018	13,559	760	536	419	—	15,274

As of June 30, 2019	11,221	994	13,198	642	35	26,090

Assets capitalized during the first half of 2019 in the amount of €10.7 million mainly relate to general equipment, fixtures and fittings of the Princeton manufacturing facility.

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5.3 Right of use

(amounts in €‘000)	Buildings	Plant, equipment and tooling	Transport equipment	Office equipment and computers	TOTAL
GROSS VALUE

As of December 31, 2018	—	—	—	—	—
First application of IFRS 16	7,397	—	47	—	7,443
Increase	4	—	34	—	37
Decrease	(355)	—	—	—	(355)
FX rate impact	34	—	—	—	34
Reclassification	—	974	—	118	1,092

As of June 30, 2019	7,080	974	80	118	8,252

ACCUMULATED DEPRECIATION

As of December 31, 2018	—	—	—	—	—

Increase	(554)	—	(10)	(20)	(584)
Decrease	16	—	—	—	16
FX rate impact	3	—	—	—	3
Reclassification	—	(974)	—	(79)	(1,053)

As of June 30, 2019	(535)	(974)	(10)	(99)	(1,618)

NET VALUE

As of December 31, 2018	—	—	—	—	—

As of June 30, 2019	6,545	—	70	20	6,634

Reclassifications correspond to assets financed by finance leases which have been reclassified in right of use with the application of IFRS 16 as of January 1, 2019. These assets were classified in property, plant and equipment until December 31, 2018.

The decrease in net value of €339 thousand corresponds to a decrease in the right of use following a decrease in the rental space of a building lease (linked to a partial relocation of the French team in new facilities during the first half of 2019).

5.4 Other financial assets

(amounts in €‘000)	12/31/2018	06/30/2019
Deposits related to leased premises	446	357
Advance payments to suppliers	510	510
Other	91	26

Total other non-current financial assets	1,046	892
Deposits related to leased premises	—	78

Total other current financial assets	—	78

Advance payments to suppliers is comprised of payments made to service providers, especially contract research organizations, involved with the conduct of the Company’s clinical trials in the solid tumor indication (TRYbeCA1 and TRYbeCA2 trials).

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5.5 Inventories

(amounts in €‘000)	12/31/2018	06/30/2019
Production inventory	1,336	207
Laboratory inventory	59	—

Total inventory	1,396	207

5.6 Trade and other receivables

(amounts in €‘000)	12/31/2018	06/30/2019
Trade and other receivables	30	917

Total trade and other receivables	30	917

As of June 30, 2019, trade and other receivables are mainly comprised of receivables linked to the license agreement entered into with SQZ Biotechnologies (see note 4.1).

5.7 Other current assets

(amounts in €‘000)	12/31/2018	06/30/2019
Research Tax Credit	7,701	9,716
Tax receivables (e.g VAT), social receivables and other receivables	1,949	1,178
Prepaid expenses	4,461	3,757

Total other current assets	14,111	14,651

Research Tax Credit (Crédit d’Impôt Recherche or “CIR”)

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. The Research Tax Credit is recognized in the consolidated statement of income (loss) in “other income” during the year in which the eligible research expenditures are incurred.

As of June 30, 2019, the CIR receivable included the Research Tax Credit for the 2017 and 2018 financial years and the CIR estimate as of June 30, 2019.

Prepaid expenses

Prepaid expenses mainly related to advance payments made to suppliers of asparaginase (€3,180 thousand as of December 31, 2018 and €2,899 thousand as of June 30, 2019).

5.8 Cash and cash equivalents

(amounts in €‘000)	12/31/2018	06/30/2019
Cash and cash equivalents	134,371	94,452

Total cash and cash equivalents as reported in statement of financial position	134,371	94,452
Bank overdrafts	—	—

Total cash and cash equivalents as reported in statement of cash flow	134,371	94,452

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At December 31, 2018, the cash position is composed of the following items: (i) €118.4 million in current accounts and (ii) €16.0 million in term deposits, with a maturity in January 2019.

At June 30, 2019, the cash position is composed of the following items: (i) €89.3 million in current accounts, (ii) €5.0 million in term deposits, with a one-month maturity and (iii) €0.1 million in other cash equivalents.

5.9 Shareholders’ equity

As of June 30, 2019, the capital of the Company consisted of 17,940,035 shares, fully paid up, with a nominal value of 0.10 euro.

5.10 Provisions

(amounts in €‘000)	12/31/2018	06/30/2019
Provision for retirement indemnities	347	473

Provisions - non-current portion	347	473
Provision for risks	—	50

Provisions - current portion	—	50

(amounts in €‘000)	Provisions for retirement indemnities	Other provisions	TOTAL
As of December 31, 2018	347	—	347

Provisions	60	50	110
Actuarial gains and losses	66	—	66

As of June 30, 2019	473	50	523

Provision for retirement indemnities

The regime for retirement indemnities applicable at Erytech Pharma S.A., is defined by the collective agreement for the pharmaceutical industry in France.

As part of the estimate of the retirement commitments, the following assumptions were used for all categories of employees:

	12/31/2018	06/30/2019
Discount rate	1.57%	0.77%
Wage increase	2%	2%
Social welfare contribution rate
- non executive employees	44%	37%
- executive employees	54%	50%
- executive management	55%	52%
Expected staff turnover
- non executive and executive employees	Medium - High	High
- executive management	Low	Low
Age of retirement	65 - 67 years	65 - 67 years
Mortality table	INSEE 2014	INSEE 2018

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5.11 Financial liabilities

Financial liabilities by type

(amounts in €‘000)	12/31/2018	06/30/2019
Financial liabilities related to finance leases	39	—
Conditional advances	1,181	1,302
Bank loans	799	431

Total financial liabilities	2,019	1,732

The Company did not subscribe new financial liabilities during the first half of 2019.

Financial liabilities by maturity

Maturity dates of financial liabilities as of December 31, 2018 are as follows:

2018 (amounts in €‘000)	Less than one year	One to three years	Three to five years	More than five years	Total
Conditional advances				1,181	1,181
Bank loans	738	62			799
Financial liabilities related to finance leases	39				39

Total financial liabilities	776	62	—	1,181	2,019

Maturity dates of financial liabilities as of June 30, 2019 are as follows:

6/30/2019 (amounts in €‘000)	Less than one year	One to three years	Three to five years	More than five years	Total
Conditional advances				1,302	1,302
Bank loans	431				431

Total financial liabilities	431	—	—	1,302	1,732

Conditional advances

(amounts in €‘000)	BPI France - TEDAC	TOTAL
Financial liabilities as of December 31, 2018	1,181	1,181

Capitalized interest	120	120

Financial liabilities as of June 30, 2019	1,302	1,302

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5.12 Lease labilities

(amounts in €‘000)	Lease debt
As of December 31, 2018	—

First application of IFRS 16	7,734
Increase	1,886
Decrease	(858)
FX rate impact	25
Capitalized interests	39
Reclassification	42

As of June 30, 2019	8,868

The increase of €1,886 thousand is mainly linked to an improvement allowance received for the Princeton manufacturing facility (€1,848 thousand).

The decrease of €858 thousand reflects the impact of a decrease in the liability of €339 thousand following a decrease in the rental space of a building lease (linked to a partial relocation of the French team in new facilities during the first half of 2019).

Lease liabilities by maturity

Maturity dates of lease liabilities are as follows:

	Less than one year	One to three years	Three to five years	More than five years	Total
As of December 31, 2018	—	—	—	—	—
As of June 30, 2019	773	2,494	1,987	3,614	8,868

5.13 Trade and other payables

(amounts in €‘000)	12/31/2018	06/30/2019
Domestic vendors	3,013	1,564
Foreign vendors	10,389	3,692
Vendors - accruals	3,253	6,235

Total trade and other payables	16,655	11,492

5.14 Other current liabilities

(amounts in €‘000)	12/31/2018	06/30/2019
Social liabilities, taxation and social security	3,148	3,303
Fixed assets payables	—	2,421
Deferred revenue	16	96
Other payables	53	94

Total other current liabilities	3,217	5,914

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5.15 Financial instruments recognized in the consolidated statement of financial position and effect on net income (loss)

As of December 31, 2018 (amounts in €‘000)	Carrying amount on the statement of financial position	Fair value through profit and loss	Fair value through other comprehensive income	Loans and receivables	Debt at amortized cost	Fair value
Other non-current financial assets	1,046			1,046		1,046
Trade and other receivables	30			30		30
Other current assets	14,111			14,111		14,111
Cash and cash equivalents	134,371	134,371				134,371

Total financial assets	149,558	134,371	—	15,187	—	149,558

Financial liabilities - non current portion	1,243				1,243	1,243
Financial liabilities - current portion	776				776	776
Trade and other payables	16,655				16,655	16,655

Total financial liabilities	18,674	—	—	—	18,674	18,674

As of June 30, 2019 (amounts in €‘000)	Carrying amount on the statement of financial position	Fair value through profit and loss	Fair value through other comprehensive income	Loans and receivables	Debt at amortized cost	Fair value
Other non-current financial assets	892			892		892
Other current financial assets	78			78		78
Trade and other receivables	917			917		917
Other current assets	10,894			10,894		10,894
Cash and cash equivalents	94,452	94,452				94,452

Total financial assets	107,233	94,452	—	12,781	—	107,233

Financial liabilities - non current portion	1,302				1,302	1,302
Lease liabilities - non current portion	8,095				8,095	8,095
Financial liabilities - current portion	431				431	431
Lease liabilities - current portion	773				773	773
Trade and other payables	11,492				11,492	11,492
Other current liabilities	5,819				5,819	5,819

Total financial liabilities	27,912	—	—	—	27,912	27,912

(1)	The carrying amount of these assets and liabilities is a reasonable estimate of their fair value.

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5.16 Related parties

The Company’s related parties include the Chairman of the Board of Directors (Jean-Paul Kress), the Chief Executive Officer (Gil Beyen), the two Deputy General Managers (Jérôme Bailly and Eric Soyer), members of the Board of Directors (five Board members in addition to the Chairman and the Chief Executive Officer) and members of the executive committee (four members in addition to the Chief Executive Officer and the Deputy General Managers).

The remuneration of directors and other members of the executive committee was as set forth in the table below.

	06/30/2018			06/30/2019
(amounts in €‘000)	Salary / fees	Retirement benefits	Share based payments	Salary / fees	Retirement benefits	Share based payments
Executive officers / Deputy General Managers	366	30	199	527	8	152
Executive committee	706	51	290	755	5	146
Board of directors	145		262	161	—	114

Total	1,216	81	750	1,442	13	412

The Company has no other related parties.

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6. OFF-BALANCE SHEET COMMITMENTS

The off-balance-sheet commitments as of December 31, 2018 have not changed significantly during the first half of 2019, except for:

•	the lease commitments that are now recognized in the financial statements in accordance with IFRS 16;

•	the following commitments:

Agreement with Orphan Europe

In November 2012, the Company entered into a marketing agreement with Orphan Europe, a subsidiary of Recordati Group, to market and distribute GRASPA® for the treatment of ALL and AML in 38 countries in Europe, including all of the countries in the European Union.

As a consequence of the Company’s withdrawal of the MAA for ALL and the Company’s strategic re-focus on solid tumors, this contract was terminated during the first half of 2019, without any financial consequence for the Company.

Agreement with SQZ Biotechnologies

On June 24, 2019, the Company entered into a collaboration agreement with SQZ Biotechnologies, a cell therapy company developing novel treatments in multiple therapeutic areas, to advance novel red blood cell-based therapeutics for immune modulation. Under the terms of the agreement, the Company has granted to SQZ Biotechnologies an exclusive worldwide license to develop antigen specific immune modulating therapies employing red blood cell-based approaches. Combining SQZ Biotechnologies’ proprietary and versatile cell engineering platform, with the intellectual property of the Company related to red blood cell-based therapeutics is intended to allow for the rapid development of a broad pipeline of novel immunomodulatory products addressing multiple indications.

The agreement provides:

•	An upfront payment of $1 million (recognized during the first half of 2019);

•	Potential development, regulatory and commercial milestone payments up to $56 million for the first product successfully developed by SQZ Biotechnologies under this agreement;

•	The Company could also receive progressive royalties based on future sales.

Sublease in the United-States

In July 2019, the Company signed an operating sublease agreement for a portion of its premises located in Cambridge. The commitments received is as follows:

(amounts in €‘000)	Lease commitments
As of June 30, 2019	Total	Less than one year	One to five years	More than five years
Sublease in US	574	143	431

Total lease commitments	574	143	431	—

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